Rise Companies Corp.

11 Dupont Circle NW

9th Floor

Washington, DC 20036

VIA EDGAR

October 15, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549-3010
Attn: Dorrie Yale

Re:	Fundrise East Coast Opportunistic REIT, LLC (the “Company”) Offering Statement on Form 1-A (the “Offering Statement”) filed October 10, 2024

File No. 024-12398

Dear Ms. Yale:

We filed the above-referenced Offering Statement on Form 1-A on October 10, 2024. Pursuant to Rule 461 under the Securities Act of 1933, we now respectfully request that the qualification date of the Offering Statement be accelerated and that the Offering Statement be declared qualified on October 17, 2024 at 9:30 AM, or as soon thereafter as is reasonably practicable.

Very truly yours,

/s/ Bjorn Hall
Bjorn Hall

cc:	David Roberts, Esq.